Translated from French

FLAMEL TECHNOLOGIES
Société Anonyme with a stated capital of 3,044,396 euros
Registered Office:
Parc Club du Moulin à Vent
33, avenue du Docteur Georges Lévy
69693 VENISSIEUX – France

379 001 530 R.C.S. LYON

REPORT BY THE BOARD OF DIRECTORS TO THE COMBINED
SHAREHOLDERS MEETING HELD ON JUNE 22, 2012

Ladies and Gentlemen:

We have called you to meet in the form of a shareholders meeting in order to submit the following items to you for your approval as extraordinary matters:

1.	a proposal for installation of a new stock option plan bearing one million (1,000,000) shares,

2.	a proposal for installation of a new plan for a free allocation of shares in the amount of two hundred thousand (200,000) shares,

3.	A proposal for modification of terms and conditions for exercise of warrants issued in 2009,

4.	A proposal for modification of terms and conditions for exercise of warrants issued in 2010,

5.	A proposal for modification of terms and conditions for exercise of warrants issued in 2011,

6.	a proposal to issue a total of three million three hundred (3,300,000) securities offering access to the capital, taking the form of autonomous stock warrants (BSA) reserved for Eclat Holdings, LLC and

7.	a proposal for a capital increase reserved for the employees.

Before informing you of the details about these proposals, we would like to remind you that you will find all information relative to the important events of the year 2011 for Flamel and to the figures for the financial year ending on December 31, 2011 in your Board’s management report and in the Company’s publicly available filings with the U.S. Securities and Exchange Commission including its Annual Report on Form 20-F for the year ended December 31, 2011.

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Translated from French

1 .. A proposal for installation of a new stock option plan bearing on one million (1,000,000) shares (Twelfth resolution)

To enable the Company to attract and/or keep talented senior managers and employees, and insofar as the number of stock options that your Board was authorized to allocate in connection with the previous plans is almost exhausted, we propose to you to delegate an option to the Board of Directors, for a duration of thirty-eight months, to grant, all at once or in instalments, pursuant to Articles L. 225-177 et seq. of the French Commercial Code , to the benefit of the Company’s employees or some such employees, as well as to the benefit of the senior authorized agents, as mentioned in Article L. 225-185 paragraph 4 of the Code of Commerce, a maximum of one million (1,000,000) options granting a right to subscription to the Company’s shares to be issued as a capital increase of the Company.

Each option could create a right to subscription to one Company share, the subscription price of which, for the beneficiaries of the options, could be determined by the Board of Directors on the day on which it grants the options.

We remind you in this connection that the Company’s securities, even though listed in the form of ADS (American Depositary Shares) on the NASDAQ Global Market, are all the same, in the light of French law, considered as listed for trading on a regulated market. Hence the subscription price for each share must be determined in accordance with the objective methods adopted in connection with valuation of the shares, as provided for in Article L. 225-177, paragraph 4 of the Code of Commerce, on the basis of appropriate weighting of the network, of the profitability and of the activity prospects of the business.

It appears in this connection that the most objective valuation method and that most appropriate to the Company’s case is its trading price on the NASDAQ. The fact is that the price of the share, if calculated as a function of its mathematical value and/or of the net worth, the profitability and the prospects of the Company’s activity, even if weighted, could result, in the light of the history of the share price, in the form of ADS, on the NASDAQ, in a valuation substantially below the actual economic value of the share, the trading price of which on the NASDAQ remains the most objective valuation method.

Hence we propose to you that the price of the share to which each option would create a right will be valued by the Board of Directors in accordance with the closing price of the share, in the form of ADS on the NASDAQ, on the day prior to the date of the meeting of the Board of Directors, provided that said price is no less than 80% of the average trading price of the share on the NASDAQ, in the form of ADS, during the last twenty trading sessions prior to the said meeting. In such a case, the price of the share should be equal to or greater than 80% of the average trading price of the share on the NASDAQ, in the form of ADS, during the last twenty sessions preceding the said meeting. The said minimum price is the one applicable to companies whose securities are listed for trading on a regulated market.

As provided for by law, the price of the shares, determined in this way by the Board of Directors, could not then be modified for the entire duration of the option, unless, pursuant to Article L. 225-181, paragraph 2, of the Code of Commerce, when the Company carries out a redemption or reduction of the capital, a modification of the distribution of profits, a free allocation of shares, an incorporation into the capital of reserves, profits or premiums on shares, a distribution of reserves or any issue of capital securities or of other securities creating a right to allocation of capital securities including an application right reserved for the shareholders, it will have to take the steps required for protection of the interests of the beneficiaries of the options under the conditions laid down in Article L. 228-99 of the Code of Commerce.

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Translated from French

The options should be exercised within a maximum period of 10 years starting from the date of their award to the beneficiaries by the Board of Directors.

Hence we propose to you that you should authorize the Board of Directors and entrust it with full powers for the following purposes:

-	determine the conditions and procedures for allocation of the options, freely determine the beneficiaries of the said options subject to the legal and regulatory provisions and, in that connection, lay down, if it considers this appropriate, an obligation for each beneficiary to be a paid employee of the Company and/or the companies mentioned in Article L. 225-180 – I of the Code of Commerce, and/or being a senior manager of the Company in the meaning of Article L. 225-185, paragraph 4, of the Code of Commerce, at the time of exercise of the options,

-	determine, if it considers this appropriate, a period of non-transferability of the shares acquired, under the conditions laid down in law and in the rules and regulations in effect,

-	determine the subscription price of the shares to which the options as granted in this way create a right, under the conditions and pursuant to the procedures laid by the Extraordinary shareholders meeting, and,

-	determine the period or periods for exercise of the options granted in this way, subject to the prohibitions and/or limitations provided for by law and in the rules and regulations in effect and by the Articles of incorporation in this connection, at the times it considers appropriate.

As a result of the foregoing authorization, we also propose to you that you should authorize the Board of Directors and grant it full powers for the purposes of issuing a maximum of 1,000,000 shares with a par value of about 0.12196 euros, and hence to increase the capital by a maximum nominal amount of 121,960 euros.

Pursuant to Article L. 225-178, paragraph 1, of the Code of Commerce, the authorization that would be granted in this way to the Board of Directors would include, to the benefit of the beneficiaries of the options, an explicit waiver by the shareholders of their preferential right to subscribe to the shares to be issued as the options are exercised.

Finally, we propose that you should authorize the Board and fully empower to do the following:

(i)	Receive the applications and the corresponding payments,

(ii)	Deposit the funds in a bank account pursuant to law,

(iii)	Record the number of shares issued as a result of the exercises of the options granted, pursuant to the provisions of Article L. 225-178, paragraph 3, of the Code of Commerce, and to modify the Articles of incorporation as a result, and more generally

(iv)	To take any appropriate steps to put through the capital increase and to carry out all formalities required by law.

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Translated from French

2 .. A proposal for installation of a new plan for a free allocation of shares to the benefit of the members of the salaried staff and/or of certain authorized agents (Article L.225-197-1 of the Code of Commerce) (thirteenth resolution)

We propose that you delegate the option to the Board of Directors, for a duration of 38 months, to proceed, within the framework of Article L.225-197-1 of the Code of Commerce, with a free allocation of new shares resulting from a capital increase by incorporation of reserves, premiums on shares or profits.

The beneficiaries of the said allocations could be:

-	The members of the salaried staff or certain categories among them, both of the Company and of the companies connected with it directly or indirectly, under the conditions Article L 225-197-2 of the Code of Commerce;

-	The authorized agents meeting the conditions set forth in Article L 225-197-1 of the Code of Commerce.

We propose that you authorize the Board of Directors to allocate, without charge, a maximum of two hundred thousand (200,000) shares.

The allocation of the shares to the French resident beneficiaries will be definitive only at the end of an acquisition period having a minimum duration of two (2) years starting with the Board’s decision to allocate the shares. However, the shares will be definitively allocated before the end of the said period in case of disability of the beneficiary corresponding to classification in the second or the third of the categories provided for in Article L341-4 of the Social Security Code.

Furthermore, the French resident beneficiaries shall have to keep the shares allocated for a minimum duration of two years starting with the time of their definitive allocation. As an exception, the shares allocated shall be freely transferable in case of a request for award filed by the heirs of a deceased beneficiary or in case of disability of the beneficiary corresponding to their classification in the above-mentioned categories of the Social Security Code.

As a departure from the foregoing, the beneficiaries who are not French residents on the date of allocation for whom the generating fact of taxation coincides with the end of the period of acquisition shall definitively receive the shares at the end of a minimum acquisition period of four years, except in case of disability, as mentioned above. Those same beneficiaries shall not then be required to observe any period for keeping the shares.

The Board of Directors shall have the option of increasing the duration of the said minimum acquisition and preservation periods.

Within the limits set above, the Board shall hold full powers to determine the conditions and, if the case arises, the criteria for allocation of the shares, determine the identity of the beneficiaries of the free allocations from among the persons complying with the conditions set above, as well as the number of shares due to each of them, determine the effects on the beneficiaries’ rights of the operations modifying the capital or which might influence the value of the shares to be allocated and carried out during the periods of acquisition and of preservation, if the case arises, record the existence of sufficient reserves and carry out, at the time of each allocation, the transfer to an account of frozen reserves of the amounts required for paying up the new shares to be awarded, decide on the capital increase or increases by incorporation of reserves, premiums on shares or profits, related to the issue of the new shares allocated without charge, carry out the required acquisitions of shares by means of sale offers made to all shareholders in proportion to the number of ordinary shares held by each of them, take all useful steps to guarantee respect for the preservation obligation incumbent on the beneficiaries, and generally do, within the framework of the rules and regulations in effect, everything made necessary by implementation of the present authorization.

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Translated from French

The present authorization shall entail, by right, a waiver by the shareholders of their preferential application right to the new shares issued by incorporation of reserves, premiums on shares and profits.

3 .. A proposal for modification of terms and conditions for exercise of warrants issued in 2009 (fourteenth resolution)

Under its twelfth resolution, the General Shareholder Meeting of June 24, 2009 granted to the Board of Directors authorization to issue a maximum number of two hundred and fifty thousand (250,000) stock warrants (BSA) (hereinafter BSA2009).

Such General Shareholder Meeting decided that each warrant (BSA) shall be exercised by its holder, provided notably that the holder is still a member of the Board of Directors of the Company on the day of such exercise.

Following the decision on June 24, 2009, the Board of Directors issued such BSA2009.

We propose to modify the conditions for the exercise of the BSA2009 and to remove, under certain conditions, the requirement to be a Director of the Company on the day of exercise of BSA2009.

Given the results of the Company over recent years and an insufficiently attractive share price, current holders of the BSA2009 who are already no longer a Director of the Company, or whose of office as Director will not be renewed, and as such would normally exercise the warrant at the same time, would not generate any financial benefit from the exercise of their BSA2009.

Nevertheless, given the work accomplished by the Directors of the Company over several years and their involvement, we believe that we should not penalize the directors who have lost or who would lose their office without being able to exercise their BSA2009, but, on the contrary, be rewarded for their overall investment in the Company by providing more flexible conditions for exercise of the warrants.

Hence, we propose that you decide to grant to the holders of such BSA2009 the right to retain the possibility to exercise their BSA2009 even if they are no longer a Director of the Company, provided they notify the Company within three (3) months of them no longer being a Director (or, for those holders who are no longer Director as of the present General Shareholders’ meeting, within three (3) months of June 22, 2012) and in paying simultaneously to the Company an additional subscription price of 0.01 euro per BSA2009.

The fifth paragraph of the twelfth resolution of the General Shareholders' Meeting of June 24, 2009 is replaced by the following paragraph:

"5. Decides that each warrant (BSA) shall be exercised by its holder in accordance with the conditions set forth by the Board’s decision to issue the warrants (BSA), provided that such exercise shall occur within four (4) years from the issuance date and that the holder is still a member of the Board of Directors of the Company on the day of such exercise; being specified that the BSA holders will have the right to retain the possibility to exercise their BSA2009 even if they are no longer a Director of the Company, provided they notify the Company within three (3) months of them no longer being a Director (or, for those holders who are no longer Director as of the present General Shareholders’ meeting, within three (3) months of June 22, 2012) and in paying simultaneously to the Company an additional subscription price of 0.01 euro per BSA2009.

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Translated from French

4 .. A proposal for modification of terms and conditions for exercise of warrants issued in 2010 (Fifteenth resolution)

Under its twelfth resolution, the General Shareholder Meeting of June 25, 2010 granted to the Board of Directors authorization to issue a maximum number of two hundred and fifty thousand (250,000) stock warrants (BSA) (hereinafter BSA2010).

Such General Shareholder Meeting decided that each warrant (BSA) shall be exercised by its holder, provided notably that the holder is still a member of the Board of Directors of the Company on the day of such exercise.

Following the decision on June 25, 2010, the Board of Directors issued such BSA2010.

We propose to modify the conditions for the exercise of the BSA2010 and to remove, under certain conditions, the requirement to be a Director of the Company on the day of exercise of BSA2010.

Given the results of the Company over recent years and an insufficiently attractive share price, current holders of the BSA2010 who are already no longer a Director of the Company, or whose of office as Director will not be renewed, and as such would normally exercise the warrant at the same time, would not generate any financial benefit from the exercise of their BSA2010.

Nevertheless, given the work accomplished by the Directors of the Company over several years and their involvement, we believe that we should not penalize the directors who have lost or who would lose their office without being able to exercise their BSA2010, but, on the contrary, be rewarded for their overall investment in the Company by providing more flexible conditions for exercise of the warrants.

Hence, we propose that you decide to grant to the holders of such BSA2010 the right to retain the possibility to exercise their BSA2010 even if they are no longer a Director of the Company, provided they notify the Company within three (3) months of them no longer being a Director (or, for those holders who are no longer Director as of the present General Shareholders’ meeting, within three (3) months of June 22, 2012) and in paying simultaneously to the Company an additional subscription price of 0.01 euro per BSA2010.

The fifth paragraph of the twelfth resolution of the General Shareholders' Meeting of June 25, 2010 is replaced by the following paragraph:

"5. Decides that each warrant (BSA) shall be exercised by its holder in accordance with the conditions set forth by the Board’s decision to issue the warrants (BSA), provided that such exercise shall occur within four (4) years from the issuance date and that the holder is still a member of the Board of Directors of the Company on the day of such exercise; being specified that the BSA holders will have the right to retain the possibility to exercise their BSA2010 even if they are no longer a Director of the Company, provided they notify the Company within three (3) months of them no longer being a Director (or, for those holders who are no longer Director as of the present General Shareholders’ meeting, within three (3) months of June 22, 2012) and in paying simultaneously to the Company an additional subscription price of 0.01 euro per BSA2010.

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Translated from French

5 .. A proposal for modification of terms and conditions for exercise of warrants issued in 2011 (Sixteenth resolution)

Under its twelfth resolution, the General Shareholder Meeting of June 24, 2011 granted to the Board of Directors authorization to issue a maximum number of three hundred and fifty thousand (350,000) stock warrants (BSA) (hereinafter BSA2011).

Such General Shareholder Meeting decided that each warrant (BSA) shall be exercised by its holder, provided notably that the holder is still a member of the Board of Directors of the Company on the day of such exercise.

Following the decision on June 24, 2011, the Board of Directors issued such BSA2011.

We propose to modify the conditions for the exercise of the BSA2011 and to remove, under certain conditions, the requirement to be a Director of the Company on the day of exercise of BSA2011.

Given the results of the Company over recent years and an insufficiently attractive share price, current holders of the BSA2011 who are already no longer a Director of the Company, or whose of office as Director will not be renewed, and as such would normally exercise the warrant at the same time, would not generate any financial benefit from the exercise of their BSA2011.

Nevertheless, given the work accomplished by the Directors of the Company over several years and their involvement, we believe that we should not penalize the directors who have lost or who would lose their office without being able to exercise their BSA2011, but, on the contrary, be rewarded for their overall investment in the Company by providing more flexible conditions for exercise of the warrants.

Hence, we propose that you decide to grant to the holders of such BSA2010 the right to retain the possibility to exercise their BSA2011 even if they are no longer a Director of the Company, provided they notify the Company within three (3) months of them no longer being a Director (or, for those holders who are no longer Director as of the present General Shareholders’ meeting, within three (3) months of June 22, 2012) and in paying simultaneously to the Company an additional subscription price of 0.01 euro per BSA2011.

The fifth paragraph of the twelfth resolution of the General Shareholders' Meeting of June 24, 2011 is replaced by the following paragraph:

"5. Decides that each warrant (BSA) shall be exercised by its holder in accordance with the conditions set forth by the Board’s decision to issue the warrants (BSA), provided that such exercise shall occur within four (4) years from the issuance date and that the holder is still a member of the Board of Directors of the Company on the day of such exercise; being specified that the BSA holders will have the right to retain the possibility to exercise their BSA2011 even if they are no longer a Director of the Company, provided they notify the Company within three (3) months of them no longer being a Director (or, for those holders who are no longer Director as of the present General Shareholders’ meeting, within three (3) months of June 22, 2012) and in paying simultaneously to the Company an additional subscription price of 0.01 euro per BSA2011.

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Translated from French

6 .. Proposal to issue a total of three million three hundred thousand (3,300,000) Autonomous Stock Warrants (BSA) to Eclat Holdings, LLC. (Seventeenth and Eighteenth resolutions)

On March 13, 2012, the Company, through its wholly owned U.S. subsidiary Flamel US Holdings Inc., acquired all of the equity interests of Eclat Pharmaceuticals, LLC from Éclat Holdings, LLC, a Delaware limited liability company and an affiliate of the Company’s largest shareholder Deerfield Capital L.P. Eclat Pharmaceuticals is a specialty pharmaceutical company based in St. Louis, Missouri that is focused on the development, approval, and commercialization of niche brands and generic products. In connection with the acquisition, the Company’s board also appointed Mr. Michael S. Anderson, Chief Executive Officer (CEO) of Eclat Pharmaceuticals, LLC and owner of a 20% equity interest in Eclat Holdings, as Chief Executive Officer of the Company to replace Mr. Stephen Willard, who resigned as CEO but continues to serve on the board and as an employee of a U.S. subsidiary.

In exchange for all of the issued and outstanding equity interests of Éclat Pharmaceuticals, the Company, through Flamel US Holdings, provided consideration to Eclat Holdings primarily consisting of: (1) a USD 12,000,000 senior, secured six-year promissory note that is guaranteed by the Company and its subsidiaries and secured by the equity interests and assets of Éclat Pharmaceuticals; (2) two warrants to purchase a total of 3,300,000 American Depositary Shares (ADSs) of the Company; and (3) a commitment to make earnout payments of 20% of any gross profit generated by certain Éclat launch products and 100% of any gross profit generated by Hycet®, up to a maximum of $1,000,000.

The senior secured promissory note is governed by the laws of the State of New York and is the equivalent of a "billet à ordre", in the principal amount of USD12,000,000, at the annual rate of 7.50% and with a term of six years.

The Company issued the two warrants, by way of two warrant agreements governed by the laws of the State of New York. These warrants give Eclat Holdings or any subsequent holder of the warrants the right to purchase, with respect to the first warrant, 2,200,000 American Depositary Shares ("ADS") of the Company for an exercise price of USD7.44 per ADS and, with respect to the second warrant, 1,100,000 ADSs for an exercise price of USD11.00 per ADS. The warrants may be only be exercised upon approval by the holders of Flamel’s ordinary shares. If shareholder approval is not obtained by March 13, 2014, the term of the warrants will extend to seven years, and the warrants may be cash settled upon exercise by the holder at a price based on the intrinsic value of the warrant. The warrants also contain certain limitations that prevent the holder from exercising the warrants during any time that would result in the holder beneficially owning ADSs that exceed more than 19.985% of the total number of Flamel’s ordinary shares then issued and outstanding. In addition, upon certain changes in control of Flamel after March 13, 2014 or upon certain defaults under the warrants, the holder has the right to cause Flamel to redeem the warrants in ADSs at a redemption price based on the Black Scholes value of the outstanding ADSs issuable under the warrants.

The holder of the warrants may exercise the warrants, in whole or in part, either through payment of the exercise price, including by set-off against payments to be made pursuant to the senior secured promissory note, or pursuant to a “cashless exercise” under which the number of ADSs to be issued would be reduced proportionately in line with the positive difference between the closing price of the ADS of the Company on the NASDAQ Global Market on the exercise date and the exercise price. The cashless exercise feature will not be available to the holders if these warrants are issued and subject to a registration statement permitting their transfer, except in the event of a “Major Transaction” as described more fully in the Warrant Agreement.

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Translated from French

Upon the exercise of the warrants by the warrant holder, the Company would issue the related number of ordinary shares underlying these ADSs and the Bank of New York Mellon, as depositary under the Amended and Restated Deposit Agreement entered into with the Company on 10 August 2001 for the purposes of the ADS program of the Company, would grant the holder of the warrants the ADSs representing these ordinary shares which the Bank of New York Mellon would receive for deposit within the ADS program.

Hence, for the purpose of issuing these ADSs and underlying ordinary shares in the event of an exercise of these warrants, we propose that you authorize the issuance of a total number of 3,300,000 stock warrants ("bons de souscriptions d'actions" or "BSA") (respectively 2,200,000 and 1,100,000 BSA) for the benefit of Eclat Holdings, LLC pursuant to the terms and conditions specified in the warrant agreements.

We inform you that with respect to your decision to issue the said three million three hundred thousand (3,300,000) BSAs, you will have to suppress the shareholders’ preferential subscription right appearing in Article L. 225-132 of the French Commercial Code, and reserve subscription to Eclat Holdings, LLC. In the event that you do not approve these BSAs, the Company will owe other compensation to Eclat Holdings, LLC in compensation for the amounts otherwise obtainable from these BSAs.

We inform you that the issuance of the warrants forms part of the consideration relative to the acquisition of Eclat Pharmaceuticals, LLC and that, if you decide to approve the related issuance of the BSAs, no subscription price will be received when the BSAs will be granted.

We also inform you that, if you decide to approve it, the issuance of these BSAs would involve a capital increase in a maximum nominal amount of EUR 402,468, by way of issuance of 3,300,300 new shares of a nominal value of EUR 0.12196 each.

We propose that you decide that each BSA gives its holder the right to subscribe to one ordinary share of the Company. The subscription price for each new share would be, for the 2,200,000 BSAs, USD7.44 and, for the 1,100,000 BSAs, USD11. This price would be fully paid up on exercise or in the case of a “cashless” exercise, the number of ordinary shares to be issued would be reduced proportionately in accordance with the positive difference between the closing price of the ADS of the Company on the NASDAQ Global Market on the exercise date and the exercise price.

We propose that you decide that the exercise of the warrants will take place exclusively on receipt by the Company, at any time, of an official notification of exercise of the warrant in advance from Eclat Holdings, LLC or any subsequent holder of the said warrant, in accordance with the terms and conditions of the warrant agreement, for a total number of BSAs corresponding to the number of ADSs for which Eclat Holdings, LLC or any subsequent holder of the warrants will have exercised the warrants.

We propose that you decide that each BSA may be exercised by its holder subject to the terms and conditions defined above, no more than six (6) years following the date of issuance of the warrants.

We propose that you decide that the new shares delivered to the subscriber at the time of exercise of its BSAs shall be subject to all of the provisions of the articles of association, and shall bear dividend rights as of the time of their issuance.

We propose that you decide that each BSA will be freely transferable, in whole or in part, subject to prior assignment and registration of the related warrant.

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Translated from French

We propose that you decide that the subscription period for the BSAs will be open as of the day of this General Meeting of Shareholders and until December 31, 2012.

We propose that you decide that after the issuance of the BSAs, the Company shall be entitled to modify its form or its business purpose, modify the rules regarding the distribution of its profits, redeem its capital, create preferred shares resulting in such a change or redemption, subject to meeting, as the case may be, the obligations of said warrant agreements and Article L. 228-99, 1° and 3°, excluding 2°, of the French Commercial Code.

We propose that you decide that if the Company decides, after the issuance of the BSAs, to issue securities including a preferential subscription right for the shareholders, to distribute reserves, in cash or in specie, or premiums, or to modify the distribution of its profits by issuing preferred shares, the Company shall take the required steps for maintaining the rights of the BSA under the conditions defined in Article L. 228-99, 1° and 3°, excluding 2°, of the French Commercial Code.

We propose that you decide that in case of a reduction of its capital, whether or not that is due to losses, and carried out by reducing the par value or the number of securities constituting the capital, the rights of the holders of the BSAs shall be reduced as a result, as if they had exercised them before the date on which the capital reduction has become final.

We propose, if you authorize the issuance of these BSAs, to give the Board of Directors all powers necessary or appropriate to ensure the accomplishment of the issuance of the BSAs and more generally to proceed with all necessary formalities, including:

-	gathering the subscription to the BSAs from Eclat Holdings, LLC,

-	ordering early closing of the subscription period or extending it, depending on the case,

-	recording the number of shares issued due to exercise of the BSAs, carrying out the formalities resulting from the corresponding capital increases and making the related modifications of the articles of association,

-	to prepare and file, with assistance from the Company’s officers and outside advisors, a registration statement with the United States Securities and Exchange Commission to register the ADSs to be issued upon exercise of any of the stock warrants (BSAs), and

-	taking any steps to ensure protection of the holders of the BSAs in case of a financial operation concerning the Company, this pursuant to the legal and regulatory provisions in effect.

We propose that you take note, pursuant to the provisions of Article L. 225-138 of the French Commercial Code, of the fact that the issuance of the BSAs shall have to be carried out within a period of eighteen (18) months, starting from the date of the present meeting.

7 .. Proposal to authorize the Board to increase the share capital through issuance of shares reserved for the employees (Nineteenth resolution)

Pursuant to the provisions of Article L. 225-126-6 of the Code of Commerce and of Article L. 3332-18 of the Labour Code, we remind you that the shareholders must make a decision on a draft resolution aimed at carrying out a capital increase under the conditions laid down in Article L. 3332-18 of the Labour Code (reserved, directly or through the intermediary of a company investment fund, for the members of a company savings plan, even in the absence of such a plan within the Company), on the occasion of each capital increase by cash conveyance that is proposed to them.

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Translated from French

As a result of the proposals regarding a capital increase listed above, we therefore invite you to make a decision on the proposed capital increase reserved for the Company’s employees.

Such a resolution implies the suppression of the preferential application right granted to the shareholders, to the holders of stock warrants and to any other holder of securities offering access to the Company’s capital, pursuant to the applicable legal and regulatory provisions.

In order to comply with this legal requirement, we are submitting for your approval a draft resolution authorizing the Board of Directors and delegating to it, for a period of twenty-six months, the powers required to increase the share capital, in a nominal amount equal at most to 1% of the share capital on the date of the present meeting, to set the issue price under the conditions laid down in the provisions of Article L. 3332-18 of the Labour Code, subject to supervision by the Auditor, and to determine the number of shares allocated to each beneficiary pursuant to the provisions of Article L. 225-138 of the Code of Commerce.

We draw your attention to the fact that the Company does not have a company savings plan.

Furthermore, the Board of Directors considers that the present authorization is unnecessary in view of the Company’s situation and other existing compensation tools. Hence we invite you to vote against this resolution.

8 .. Powers for formalities (Twentieth resolution)

The twentieth resolution is a usual one granting the required powers for carrying out the notice and other formalities to be required in the light of the nature of the present combined Shareholders meeting of an ordinary and extraordinary nature.

* * *

In the light of the draft resolutions subject to the jurisdiction of the Ordinary Shareholders' Meeting (first to eleventh resolution), which you will find described in the management report submitted by your Board of Directors, we advise the shareholders to vote in favour of these resolutions.

Furthermore, and in the light of the draft resolutions subject to the jurisdiction of the Extraordinary Shareholders meeting (twelfth to twentieth resolution), we advise the shareholders to vote in favour of the, twelfth, thirteenth, fourteenth, fifteenth, sixteenth, seventeenth, eighteenth and twentieth resolutions, and to vote against the nineteenth resolution.

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Translated from French

The Board of Directors

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